Filed by Apollo Commercial Real Estate Finance, Inc.

Commission File No. 001-34452

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

This filing relates to the proposed merger of Apollo Commercial Real Estate Finance Inc., a Maryland corporation (“ARI”) and Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 26, 2016 by and between AMTG, ARI and Arrow Merger Sub, Inc., a Maryland corporation.

The following is a set of presentation slides that was provided by ARI in one on one meetings today at a conference on financial institutions sponsored by RBC Capital Markets. In addition, the presentation was made available on ARI’s website today.

Information is as of December 31, 2015, except as otherwise noted. It should not be assumed that investments made in the future will be profitable or will equal the performance of investments in this document. Investor Presentation March 2016

Forward Looking Statements and Other Disclosures This presentation may contain forward-looking statements that are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond management’s control. These forward-looking statements may include information about possible or assumed future results of Apollo Commercial Real Estate Finance, Inc.’s (“ARI” or the “Company”) business, financial condition, liquidity, results of operations, plans and objectives. When used in this presentation, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions, are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: ARI’s business and investment strategy; ARI’s operating results; ARI’s ability to obtain and maintain financing arrangements; the return on equity, the yield on investments and risks associated with investing in real estate assets; whether and when the proposed transactions with Apollo Residential Mortgage, Inc. (“AMTG”) and Athene Holding Ltd. (“Athene”) will be consummated and the anticipated benefits thereof; and changes in business conditions and the general economy. The forward-looking statements are based on management’s beliefs, assumptions and expectations of future performance, taking into account all information currently available to ARI. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to ARI. Some of these factors are described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in ARI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and other periodic reports filed with the Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. If a change occurs, ARI’s business, financial condition, liquidity and results of operations may vary materially from those expressed in ARI’s forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for management to predict those events or how they may affect ARI. Except as required by law, ARI is not obligated to, and does not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This presentation contains information regarding ARI’s financial results that is calculated and presented on the basis of methodologies other than in accordance with accounting principles generally accepted in the United States (“GAAP”), including Operating Earnings and Operating Earnings per share. Please refer to slide 21 for a definition of “Operating Earnings” and the reconciliation of “Operating Earnings” to the applicable GAAP financial measure set forth on slide 27. This presentation may contain statistics and other data that in some cases has been obtained from or compiled from information made available by third-party service providers. ARI makes no representation or warranty, expressed or implied, with respect to the accuracy, reasonableness or completeness of such information. Past performance is not indicative nor a guarantee of future returns. Index performance and yield data are shown for illustrative purposes only and have limitations when used for comparison or for other purposes due to, among other matters, volatility, credit or other factors (such as number and types of securities). Indices are unmanaged, do not charge any fees or expenses, assume reinvestment of income and do not employ special investment techniques such as leveraging or short selling. No such index is indicative of the future results of any investment by ARI. Additional Information and Where to Find It In connection with the proposed transaction, ARI intends to file a registration statement on Form S-4 that will serve as a prospectus for the ARI shares to be issued as consideration in the proposed transaction and AMTG intends to file a proxy statement and other relevant materials with the SEC.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF ARI ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARI, AMTG AND THE PROPOSED TRANSACTION.  These materials will be made available to the stockholders of ARI at no expense to them and are expected to be mailed to stockholders.  When available after filing, the prospectus and proxy statement and other relevant information may be obtained without charge from the website of the Securities and Exchange Commission at www.sec.gov.  Copies of the documents filed by ARI with the SEC are also available free of charge on ARI’s website at www.apolloreit.com and copies of the documents filed by AMTG with the SEC are available free of charge on AMTG’s website at www.apolloresidentialmortgage.com This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the proxy statement or any other document that ARI may file with the SEC or send to stockholders in connection with the proposed transaction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Company Overview Apollo Commercial Real Estate Finance, Inc. is a leading commercial real estate finance company focused on originating first mortgage and subordinate loans and investing in commercial mortgage-backed securities (“CMBS”) Ticker (NYSE) ARI Equity Capitalization(1) $1.4 billion Dividend per Share of Common Stock(2) $1.84 Dividend Yield(3) 11.5% See footnotes on page 21 Book Value per Share of Common Stock $16.21 Price/Book(4) 0.98x

Investment Highlights See footnotes on page 21 Six-Year Track Record as an Innovative, Creative Global CRE Debt Provider Increased Dividend per share of Common Stock 15% in 2015 Robust CRE Transaction Volume Creates Strong Borrower Demand for Transitional and Subordinate Capital Stable and Diverse $2.5 Billion Investment Portfolio With ~ 13.8% Levered Internal Rate of Return (“IRR”)(5) “First-Call” Relationships with Real Estate Owners and Operators, Senior Lenders and Brokers Well Positioned for Rising Interest Rates

Agenda Commercial Real Estate Market Overview ARI Strategy and Portfolio Overview Financial Overview

Macro Environment Continues to Create Compelling Opportunities CRE Market Positives Global flow of capital to the U.S. Increasing transaction volume Limited supply dynamic Positive operating fundamentals Continued job growth Most lenders maintaining their discipline with respect to underwriting Rates expected to stay lower longer CRE Market Concerns Geo-political turbulence in the world causing volatility in equity and fixed-income markets CMBS markets have been extremely volatile since the beginning of 2016, causing significant spread widening Are public markets signaling a CRE correction? Equity REITs continue to trade at discounts to NAV We are a long way into the recovery

CRE Property Market Overview There is a Record High Level of Capital Available for Real Estate Investment Globally(8) Operating Fundamentals are Steady (9) U.S. CRE Transaction Volume Remains Robust(6) New Construction Remains Muted – Supply Growth for U.S. Office, Retail, Industrial and Multifamily(7) See footnotes on page 21 ($ billions) 2015 Largest Ever; Excluding EOP ($ billions)

CRE Debt Market Overview Real Estate Debt Markets Have Recovered Since the Financial Crisis – Debt Issuance by Type Since 2003(10) ($bn) Average Loan-to-Value Remains Below Prior Peaks(11) CRE CDO and CLO Issuance Remains Benign(12) See footnotes on page 21 1H 2015 Annualized ($ millions)

Agenda Commercial Real Estate Market Overview ARI Strategy and Portfolio Overview Financial Overview

Lending Strategy ARI’s Direct Origination Platform Offers First Mortgage and Subordinate Loans Across a Broad Spectrum of Property Types First Mortgage Loans Subordinate Loans Directly Originate with Borrower or Co-Originate with Senior Lender Underwrite and Structure Pro-Actively Asset Manage First mortgages on stabilized, cash-flowing commercial properties or transitional properties Loan-to-value (“LTV”) generally from 0% up to 65% Fixed or floating rate All commercial property types throughout North America and Europe Subordinate financing (mezzanine loans or preferred equity) on stabilized, cash-flowing commercial properties or transitional properties LTV generally from ~50% up to ~75% Fixed or floating rate All commercial property types throughout North America and Europe

Portfolio Overview Net Invested Equity at Amortized Cost Basis(18) See footnotes on page 21 Asset Type ($000s) Amortized Cost Borrowings Equity at Cost(13) Remaining Weighted Average Life (years)(14) Current Weighted Average Underwritten IRR(5) Fully-Levered Weighted Average Underwritten IRR(5)(15) Subordinate Loans(16)(17) $ 996,343 $ - $ 966,343 3.8 13.1% 13.1% First Mortgage Loans 994,301 491,870 502,431 3.1 14.9 14.9 CMBS 504,253 433,904 100,476 1.6 16.1 16.1 Investments at December 31, 2015 $ 2,464,897 $ 925,774 $ 1,569,250 3.1 Years 13.8% 13.8%

Portfolio Diversification Geographic Diversification by Net Equity Property Type by Net Equity Fully Extended Loan Maturities and Future Fundings (18)(19)(20)(21) Loan Position and Rate Type(18)(19) See footnotes on page 21 ($ in Millions)

Portfolio Evolution with Consistent Returns Since Inception Past performance is not indicative nor a guarantee of future results. See footnotes on page 21 Weighted Average Levered IRR and Return on Equity (5)(23) ARI has shifted its portfolio composition to capitalize on market opportunities and generate attractive, risk-adjusted returns, which have remained constant at the corporate and investment level Net Equity Invested ARI Net Equity Invested CAGR (2010-2015): 43% (22)

Sample First Mortgage Past performance is not indicative nor a guarantee of future results. See footnotes on page 21 $165 million, five-year floating rate loan for the development of the majority of the retail portion of a mixed-use lifestyle center in Cincinnati, OH; loan was originated in October, 2014 Sponsors invested $85 million of equity into transaction and received $43 million of public financing from the county, township and state that is subordinate to ARI’s loan Roster of tenants include top national retailers including Dick’s Sporting Goods, Cheesecake Factory, Banana Republic and Victoria’s Secret Loan was fully funded by October 2015 and the center had its grand opening in October 2015 as well Transaction Summary Transaction Metrics Underwritten Loan-to-cost – 56% Underwritten IRR(5) – 10% Underwritten Levered IRR(5) – 15%

Sample Subordinate Financing Past performance is not indicative nor a guarantee of future results. See footnotes on page 21 $60 million, 54-month fixed-rate loan for the development of a 352,624 net saleable square foot, 57-story, 146-unit condominium tower located in the Tribeca neighborhood of New York City; loan was originated in January 2013 Property originally began construction in 2007 and the Sponsors stopped after completing the foundation due to the decline in market conditions following the 2008 financial crisis; at that point, the Sponsors had invested $154 million of equity In 2013, the Sponsors revived the construction process and received a $350 million construction loan, which was senior to ARI’s subordinate financing; the Sponsors invested $107 million of fresh equity at closing ARI received full principal repayment, plus an additional $20 million of PIK interest in October 2015 Transaction Summary Transaction Metrics Underwritten Loan-to-net-sellout – 51% Underwritten IRR(5) – 15% Realized multiple on invested capital – 1.6x

See footnotes on page 21 ARI to Acquire Apollo Residential Mortgage, Inc. (AMTG) On February 26, 2016, ARI announced a definitive agreement to acquire AMTG in a cash and stock transaction for approximately $641 million(24) Summary Terms Acquisition price equal to 89.25% of AMTG common book value as of the Pricing Date (the third business day before the mailing of the proxy statement)(25) AMTG stockholders will receive ~ 0.417 ARI shares of common stock per AMTG share of common stock and ~ $7.53 per share in cash(26)  Transaction subject to approval of vote by the AMTG stockholders holding a majority of the outstanding shares of AMTG common stock(27) and other customary closing conditions Closing of the transaction is expected in the second or third quarter of 2016 Transaction Benefits to ARI Stockholders Expands ARI’s capital base by almost $400 million in a cost effective manner 13.4 million ARI shares issued at $16.75(28) per share of common stock, a 3% premium to December 31, 2015 book value per share of common stock (with no underwriting fees or expenses) ARI also will assume $172.5 million of AMTG’s 8.0% Series A Cumulative Redeemable Perpetual Preferred Stock which ARI’s management believes is an attractive rate that would be difficult to replicate in the current market environment ARI is not entering the residential mortgage business Intend to redeploy the capital from the transaction to fund ARI’s current investment pipeline and to pursue attractive new commercial real estate debt opportunities Agreement with Athene for financing, future sale of select assets and stock liquidity ARI has entered into an agreement with certain subsidiaries of Athene Holding Ltd. (“Athene”) to sell approximately $1.2 billion of primarily non-Agency RMBS held by AMTG at a price to be set on the Pricing Date, based upon a pre-agreed methodology A subsidiary of Athene will provide a short-term $200 million credit facility to ARI to finance the cash portion of the purchase price A subsidiary of Athene has committed to purchase shares of ARI common stock under certain conditions during the first 30 trading days following the closing of the acquisition Transaction is expected to be accretive to ARI’s book value per share of common stock in 2016

Agenda Commercial Real Estate Market Overview ARI Strategy Overview Financial Overview

Financing Overview and Interest Rate Sensitivity Variable Rate Investments & Liabilities ARI anticipates a 0.5% increase in LIBOR results in approximately a $0.09 per diluted share of common stock increase in Operating Earnings annually(30) Variable Rate Liabilities See footnotes on page 21 Facility ($000s) Debt Balance Weighted Average Remaining Maturity(29) Weighted Average Rate UBS Facility $ 133,899 2.7 Years 2.8% Deutsche Bank Facility 300,005 2.3 Years 3.7% JPMorgan Facility 445,942 3.1 Years 2.6% Goldman Sachs Loan 45,928 3.3 Years 3.8% Total Borrowings at December 31, 2015 $ 925,774 2.7 Years 2.9%

Conservative Balance Sheet Capitalization Debt-to-Equity Ratio and Fixed Charge Coverage(31) See footnotes on page 21

Growth in Operating Earnings Has Led to Growth in Dividends Operating Earnings and Dividends per share of Common Stock (32) See footnotes on page 21 10% Increase 5% Increase

ARI vs. Comparable Yields Comparable Yields(33) (34) See footnotes on page 21

Footnotes

APOLLO
COMMERCIAL REAL ESTATE FINANCE

(1) Includes common equity and preferred equity market capitalization outstanding as of December 31, 2015.

(2) Fourth quarter 2015 dividend per share of common stock of $0.46, annualized.

(3) Based on the $0.46 quarterly dividend per share of common stock, annualized and ARI's closing common share price on March 7, 2016.

(4) Based upon the closing price of $15.95 on March 7 ,2016 and the December 31, 2016 book value per share of common stock of $16.21.

(5) The underwritten IRR for the investments shown in this presentation reflect the returns underwritten by ACREFI Management, LLC (the "Manager"), taking into account leverage and calculated on a weighted average basis assuming no dispositions, early prepayments or defaults but assuming that the cost of borrowings remains constant over the remaining terms. With respect to certain loans, the IRR calculation assumes certain estimates with respect to the timing and magnitude of future fundings for the remaining commitments and associated loan repayments, and assumes no defaults. IRR is the annualized effective compounded return rate that accounts for the time-value of money and represents the rate of return on an investment over a holding period expressed as a percentage of the investment. It is the discount rate that makes the net present value of all cash outflows (the costs of investment) equal to the net present value of cash inflows (returns on investment). It is derived from the negative and positive cash flows resulting from or produced by each transaction (or for a transaction involving more than one investment, cash flows resulting from or produced by each of the investments), whether positive, such as investment returns, or negative, such as transaction expenses or other costs of investment, taking into account the dates on which such cash flows occurred or are expected to occur, and compounding interest accordingly. There can be no assurance that the actual IRRs will equal the underwritten IRRs shown in this presentation. See "Item 1A—Risk Factors—The Company may not achieve its underwritten internal rate of return on its investments which may lead to future returns that may be significantly lower than anticipated" included in ARI's Annual Report on Form 10-K for the year ended December 31, 2015 for a discussion of some of the factors that could adversely impact the returns received by ARI from its investments.

(6) Source: Real Capital Analytics

(7) Source: REIS

(8) Source: Real Capital Analytics and Prequin

(9) Source: Green Street Advisors, Includes apartment, industrial, mall, office and strip center.

(10) Source: Mortgage Bankers Association

(11) Source: Real Capital Analytics

(12) Source: Commercial Mortgage Alert

(13) CMBS includes $30.1 million of restricted cash related to the Company's master repurchase agreement with UBS AG (the "UBS Facility").

(14) Remaining Weighted Average Life assumes all extension options are exercised.

(15) Represents an underwritten levered weighted average IRR. The Company's ability to achieve the underwritten levered weighted average IRR additionally depends upon the availability of the JPMorgan Facility or any replacement facility with similar terms with regard to its portfolio of first mortgage loans. Without such availability, the levered weighted average underwritten IRR will be lower than the amount shown above.

(16) Subordinate loans are net of a participation sold during February 2015. The Company presents the participation sold as both assets and non-recourse liabilities because the participation does not qualify as a sale according to GAAP. At December 31, 2015, the Company had one such participation sold with a face amount of £19,850 ($29,250) and a carrying amount of £19,850 ($29,250).

(17) Subordinate loans also include CMBS (Held-to-Maturity), which are net of a participation sold during June 2014. At December 31, 2015, the Company presented the participation sold as an asset of $88,984 and non-recourse liabilities of $88,951 because the participation does not qualify as a sale according to GAAP.

(18) Subordinate loans include CMBS, held-to-maturity and are net of participations sold of $118,234. ARI presents the participations sold as both assets and non-recourse liabilities because the participation does not qualify as a sale according to GAAP.

(19) Based upon face amount of loans; does not include CMBS, but does include CMBS, held-to-maturity.

(20) Maturities reflect the fully funded amounts of the loans.

(21) Future funding dates are based upon the Manager's projections and are subject to change.

(22) Other includes a repurchase agreement investment secured by collateralized debt obligation or CDO bonds and equity investment in Bremer Kreditbank AG, or BKB Bank.

(23) Return on common equity is calculated as Operating Earnings (see definition in footnote 32) for the period as a percentage of average stockholders' equity for the period.

(24) Includes assumption of AMTG 8.0% Series A Cumulative Redeemable Perpetual Preferred Stock; assumes ARI share consideration valued at $16.75 and based upon AMTG's book value per share of common stock of $16.40 on December 31, 2015.

(25) Expected to be 3 business days prior to the mailing of the definitive proxy statement per the terms of the Merger Agreement.

(26) Based upon AMTG's book value per share of common stock on December 31, 2015, subject to changes as of the Pricing Date.

(27) Includes approval by AMTG stockholders holding at least a majority of the outstanding shares of AMTG common stock that are beneficially owned by persons unaffiliated with Apollo Global Management, LLC.

(28) Deemed value in purchase price formula per terms of the Merger Agreement.

(29) Assumes extension options on the UBS Facility are exercised.

(30) Based upon the Company's portfolio as of December 31, 2015, any such hypothetical impact on interest rates on the Company's variable rate borrowings does not consider the effect of any change in overall economic activity that could occur in a rising interest rate environment. Further, in the event of a change in interest rates of that magnitude, the Company may take actions to further mitigate the Company's exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in the Company's financial structure.

(31) Fixed charge coverage is EBITDA divided by interest expense plus the preferred stock dividends.

(32) Operating Earnings is a non-GAAP financial measure that is used by the Company to approximate cash available for distribution and is defined by the Company as net income available to common stockholders, computed in accordance with GAAP, adjusted for (i) equity-based compensation expense (a portion of which may become cash-based upon final vesting and settlement of awards should the holder elect net share settlement to satisfy income tax withholding), (ii) any unrealized gains or losses or other non-cash items included in net income available to common stockholders, (iii) unrealized income from unconsolidated joint ventures, (iv) foreign currency gains/losses, and (v) the non-cash amortization expense related to the reclassification of a portion of the convertible senior notes to stockholders' equity in accordance with GAAP. Please see slide 27 for a reconciliation of Operating Earnings and Operating Earnings per Share to GAAP Net Income and GAAP Net Income per share.

(33) As of March 7, 2016.

(34) Includes STWD, BXMT, LADR and ACRE.

21

Appendix

Loan Portfolio – Loan Level LTV (Through Last Invested Dollar) Senior Loans This whole loan includes a first mortgage with an outstanding balance of $93,333 and a mezzanine loan with an outstanding balance of $12,347. LTV is based upon fully committed loan amount of $121,460. This whole loan includes a first mortgage with an outstanding balance of $98,373 and a mezzanine loan with an outstanding balance of $2,595. This whole loan includes a first mortgage with an outstanding balance of $49,691 and a mezzanine loan with an outstanding balance of $5,000. LTV is based upon the fully committed loan amount of $65,100. This whole loan includes a first mortgage loan with an outstanding balance of $24,114 and a mezzanine loan with an outstanding balance of $6,385.

Loan Portfolio – Loan Level LTV (Through Last Invested Dollar)

APOLLO
COMMERCIAL REAL ESTATE FINANCE

Subordinate Loans

Description ($ in thousands)	Location		Balance at 12/31/2015	Starting LTV	Ending LTV
Subordinate - Condo development [1]	New York	$	88,368	50%	61%
Subordinate - Pre-development loan [2]	London	$	81,048	40%	72%
Subordinate - Hotels	Various	$	75,000	64%	70%
Subordinate - Hotel [3]	Aruba	$	64,266	34%	59%
Subordinate - Pre-development loan	New York	$	55,000	33%	81%
Subordinate - Condo conversion	New York	$	52,418	41%	50%
Subordinate - Pre-development loan [4]	London	$	50,676	45%	81%
Subordinate - Healthcare portfolio [5]	UK	$	50,484	51%	69%
Subordinate - Hotel	New York	$	50,000	30%	73%
Subordinate - Industrial portfolio	New York	$	45,000	61%	79%
Subordinate - Healthcare portfolio	Various	$	39,223	55%	60%
Subordinate - Condo development [6]	New York	$	34,184	26%	50%
Subordinate - Industrial portfolio	Various	$	32,000	64%	72%
Subordinate - Condo development [1]	New York	$	30,000	61%	64%
Subordinate - Hotel	Arizona	$	25,000	46%	58%
Subordinate - Hotel portfolio	Minnesota	$	24,182	55%	67%
Subordinate - Multifamily [7]	Florida	$	22,000	66%	80%
Subordinate - Hotel	Washington D.C.	$	20,000	61%	69%
Subordinate - Hotel	California	$	20,000	58%	74%
Subordinate - Multifamily/Condo/Hotel	Various	$	19,500	76%	86%
Preferred Equity - Multifamily [7]	Florida	$	15,500	80%	89%
Subordinate - Ski resort	Montana	$	15,000	43%	56%
Subordinate - Office	New York	$	14,000	61%	70%
Subordinate - Office	Missouri	$	9,566	59%	69%
Subordinate - Office	Michigan	$	8,753	40%	52%
Subordinate - Mixed-use	North Carolina	$	6,525	61%	74%
Total/Weighted Average		$	947,693		68%



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(1) LTV is based upon the fully committed loan amount of $105,000; Both loans are secured by the same property. The $30,000 loan is structured as a corporate loan and has additional collateral.
(2) Based upon £55.0 million face amount converted to USD based upon the conversion rate on December 31, 2015.
(3) This is CMBS, held-to-maturity and is net of a participation sold. ARI presents the participation sold as both assets and non-recourse liabilities because the participation does not qualify as a sale according to GAAP. At December 31, 2015, this participation sold had a carrying amount of $88,984.
(4) Based upon £34.4 million face amount plus PIK converted to USD based upon the conversion rate on December 31, 2015.
(5) Based upon £19.8 million face amount converted to USD based upon the conversion rate on December 31, 2015, net of participation sold of $29,250.
(6) LTV is based upon the fully committed loan amount of $75,000.
(7) Mezzanine loan and preferred equity are secured by the same portfolio of properties.

24

Consolidated Balance Sheet

Consolidated Statement of Operations

Reconciliation of Operating Earnings to Net Income

Additional Information and Where You Can Find It

In connection with the proposed transaction, ARI intends to file a registration statement on Form S-4 that will serve as a prospectus for the ARI shares to be issued as consideration in the proposed transaction and AMTG intends to file a proxy statement and other relevant materials with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. When available after filing, the prospectus and proxy statement and other relevant information may be obtained without charge from the website of the Securities and Exchange Commission at www.SEC.gov. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that ARI may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

ARI and its directors, executive officers and certain other members of management and employees of ARI may be deemed to be “participants” in the solicitation of proxies from the stockholders of AMTG in connection with the transactions with AMTG. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of AMTG in connection with the transactions with AMTG, which may be different than those of AMTG’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed by AMTG with the SEC. Stockholders can find information about ARI and its directors and executive officers and their ownership of ARI’s common stock in ARI’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and in its definitive proxy statement relating to its 2015 annual meeting of stockholders filed with the SEC on March 19, 2015. Additional information regarding the interests of such individuals in the transactions with AMTG will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and ARI’s website at www.apolloreit.com.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; risks associated with investing in real estate assets, including changes in business conditions and the general economy; and whether and when the proposed transactions with AMTG and Athene will be consummated and the anticipated benefits thereof. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.